UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q    [ ] Form 10-D    [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended: December 31, 2010

[  ]   Transition Report on Form 10-K
[  ]   Transition Report on Form 20-F
[  ]   Transition Report on Form 11-K
[  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________

PART I - REGISTRANT INFORMATION

Enviro Voraxial Technology, Inc.
Full Name of Registrant

_________________________
Former Name if Applicable

821 NW 57th Place
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida 33309
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form NSAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Report could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Alberto DiBella	(954)	958-9968
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was
required to file such report(s) been filed? If answer is no, identify reports.  [X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
year will be reflected by the earnings statements to be included in the subject report or portion thereof:  [  ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENVIRO VORAXIAL TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By: /s/ Alberto DiBella
Alberto DiBella, Chief Executive Officer